UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

JAN-SEP/2018 RESULTS

Consolidated financial information revised by independent auditors, prepared in accordance with International Financial Reporting Standards - IFRS.

Results	Rio de Janeiro, November 6, 2018

Petrobras reported net income of R$ 23,677 million in 9M-2018, the best result since 2011 and a growth of 371% compared to the 9M-2017, determined by:

▪	Higher margins in the sales of oil products in Brazil and in exports, both driven by the increase in Brent and the depreciation of the Brazilian Real;
▪	Increase in diesel sales with expansion of market share;
▪	Lower general and administrative expenses, keeping the cost control discipline; and
▪	Reduction of interest expenses due to the decrease in indebtedness.

In September, agreements with DOJ and SEC were signed to close the investigation of the US authorities, totaling R$ 3.5 billion and reducing the risk for the company. Excluding these agreements, as well as the Class Action Agreement effects, the net profit would be R$ 10,269 million in the quarter and R$ 28,012 million in the accumulated of the year.

Adjusted EBITDA* was R$ 85,691 million, 35% higher than in 9M-2017, due to the increase in the sales margins of oil products in Brazil and exports. Adjusted EBITDA margin was 33%

Free Cash Flow * remained positive for the fourteenth consecutive quarter, reaching R$ 37,481 million in 9M-2018, same level as in the previous year, due to the increase in operating cash generation, despite the payments related to the Class Action agreement, and higher investments.

Considering the accumulated profit, the reduction of uncertainties with the Class Action agreements and with the DOJ / SEC and the financial leverage target, a higher anticipation of Interest on Shareholder’s Equity was approved, totaling R$ 0.10 per share, to preferred and common shares, adding to R$ 1,304.4 million. As a result, the anticipation totaled R $ 2,608.8 million.

Top Metrics

TRI: After a significant reduction since 2015, the TRI (total recordable injuries per million man-hours) remained at 1.06, same level as in the previous quarter. The company works for the continuous improvement of culture and safety conditions and adopts the alert limit of 1.0

Financial Leverage: Gross debt reached US$ 88,115 million, while Net debt reached US$ 72,888 million, a reduction of 19% and 14%, respectively, compared to December 2017. The liability management led to the increase in the weighted average maturity to 9 years, with average interest rate of 6.2%. The Net Debt/LTM Adjusted EBITDA* ratio decreased to 2.96 in September 2018, compared to 3.67 in 2017. Leverage* decreased to 50% in this period. Excluding the  Class Action agreement, the company would present the ratio of 2.66, on a converging path to the target of 2.5.

Other highlights

▪	Started production through the FPSOs Cidade Campos dos Goytacazes in the field of Tartaruga Verde, P-74 in the field of Búzios and P-69 in the field of Lula (October)
▪	Acquisition of the Block of Sudoeste de Tartaruga Verde, in the 5th bidding round of Production Sharing Agreement promoted by the ANP
▪

Celebration of partnerships with Equinor for business in the offshore wind energy segment in Brazil, with Total in the renewable energy segment, with CNPC in the Comperj project and Marlim cluster and with Murphy in the Gulf of Mexico

▪	The company maintained its position as a net exporter, with a balance of 272 thousand bpd in 9M-2018
▪	Received a total of R$ 1.6 billion related to the second phase of the diesel subsidy program
▪	Adopted the complementary hedge mechanism for gasoline, allowing for less frequent price readjustments
▪	The company received R$ 1.7 billion recovered by the ”Car Wash" operation
▪	Signed an Integrity Pact to improve transparency and corruption prevention measures
▪	Adopted the new Employee Carrer and Compensation Plan, to improve mobility and meritocracy
▪	Resumed the operation of the Paulínia refinery (Replan) with 50% of its capacity, following an accident without victims.*

* See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt and Leverage in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

B3: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA
Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

*See definitions of Free Cash Flow, Adjusted EBITDA, Adjusted LTM EBITDA and Net debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, Adjusted LTM EBITDA and Net debt.

* Table 01 - Main Items and Consolidated Economic Indicators

	R$ million
	Jan-Sep
	2018	2017	2018 x 2017 (%)	3Q-2018	2Q-2018	3Q18 X 2Q18 (%)	3Q-2017
Sales revenues	257,116	207,183	24	98,260	84,395	16	71,822
Gross profit	93,040	66,392	40	34,644	31,623	10	21,237
Operating expenses	(41,540)	(29,354)	(42)	(17,625)	(14,957)	(18)	(13,459)
Operating income (loss)	51,500	37,038	39	17,019	16,666	2	7,778
Net finance income (expense)	(15,734)	(24,001)	34	(5,841)	(2,647)	(121)	(7,411)
Consolidated net income (loss) attributable to the shareholders of Petrobras	23,677	5,031	371	6,644	10,072	(34)	266
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	1.82	0.39	371	0.51	0.77	(34)	0.02
Market capitalization (Parent Company)	298,477	203,376	47	298,477	240,831	24	203,376
Adjusted EBITDA*	85,691	63,571	35	29,856	30,067	(1)	19,223
Adjusted EBITDA margin* (%)	33	31	2	30	36	(6)	27
Gross margin* (%)	36	32	4	35	37	(2)	30
Operating margin* (%)	20	18	2	17	20	(3)	11
Net margin* (%)	9	2	7	7	12	(5)	−

Total capital expenditures and investments*	36,699	33,429	10	15,441	11,310	37	10,434
Exploration & Production	32,243	26,848	20	13,552	9,739	39	8,545
Refining, Transportation and Marketing	2,675	2,989	(11)	1,155	931	24	1,124
Gas & Power	1,027	3,028	(66)	434	381	14	578
Distribution	324	229	41	129	111	16	81
Biofuel	59	49	20	29	11	164	17
Corporate	371	286	30	142	137	4	89

Average commercial selling rate for U.S. dollar	3.60	3.18	13	3.95	3.61	9	3.16
Period-end commercial selling rate for U.S. dollar	4.00	3.17	26	4.00	3.86	4	3.17
Variation of the period-end commercial selling rate for U.S. dollar (%)	26.4	(2.4)	29	3.8	16.0	(12)	(4.2)

Domestic basic oil products price (R$/bbl)	295.27	220.09	34	330.33	292.33	13	213.41
Brent crude (R$/bbl)	261.00	164.58	59	298.22	268.28	11	164.71
Brent crude (US$/bbl)	72.13	51.90	39	75.27	74.35	1	52.08

Domestic Sales Price
Crude oil (U.S. dollars/bbl)	66.64	48.75	37	70.14	67.78	3	48.30
Natural gas (U.S. dollars/bbl)	40.84	37.49	9	42.30	40.08	6	37.28

International Sales price
Crude oil (U.S. dollars/bbl)	65.41	44.81	46	68.72	65.87	4	44.32
Natural gas (U.S. dollars/bbl)	24.70	20.47	21	22.73	26.40	(14)	21.90
Total sales volume (Mbbl/d)
Diesel	773	726	6	884	766	15	754
Gasoline	459	528	(13)	433	475	(9)	512
Fuel oil	46	58	(21)	54	35	54	68
Naphtha	97	141	(31)	102	91	12	133
LPG	232	237	(2)	241	238	1	249
Jet fuel	107	100	7	111	104	7	102
Others	166	169	(2)	169	167	1	172
Total oil products	1,880	1,959	(4)	1,994	1,876	6	1,990
Ethanol, nitrogen fertilizers, renewables and other products	68	109	(38)	77	65	18	115
Natural gas	352	353	−	367	349	5	389
Total domestic market	2,300	2,421	(5)	2,438	2,290	6	2,494
Crude oil, oil products and others exports	596	713	(16)	512	591	(13)	699
International sales	238	241	(1)	231	215	7	244
Total international market	834	954	(13)	743	806	(8)	943
Total	3,134	3,375	(7)	3,181	3,096	3	3,437

* See definition of Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Total capital expenditures and investments, Operating Margin and Net Margin in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

Results 9M-2018 x 9M-2017*:

Operating income increased 39% to R$ 51,500 million, reflecting the higher margins of oil products in the domestic markets and in the exports, following the increase in the Brent price and depreciation of the real. Despite the higher volume of diesel sales, there was a drop in total sales of oil products in the domestic market and in the exports, increase in selling expenses, reduction of general and administrative expenses and higher expenses with government participation.

Net income was R$ 23,677 million, an increase of 371%, reflecting higher operating income, better financial results due to lower interest expenses and the gain from the debt renegotiation of the Eletrobras System.

Adjusted EBITDA reached R$ 85,691 million, an increase of 35%, as a result of the increase in the sales margin of oil products in the domestic market and exports. Free Cash Flow remained stable with R$ 37,481 million due to the increase in operating cash generation, despite payments related to the Class Action agreement, and higher investments.

Excluding DOJ / SEC agreements, as well as the effects of Class Action Agreement, net income would be R$ 28,012 million, Adjusted EBITDA R$ 89,227 million and operational cash generation R$ 77,744 million.

Results 3Q-2018 x 2Q-2018**:

The operating income reached R$ 17,019 million, which represented a 2% increase due to higher margins of oil products in the domestic market, that was a consequence of the higher realization prices, in line with higher commodity prices in the international market, and the increase in diesel demand with market share gains. On the other hand, lower oil production led to an oil exports drop and the higher sales volume in the domestic market, combined with lower processed feedstock, contributed to the increase in expenses with imports, mainly diesel. These same factors explain Adjusted EBITDA, which totaled R$ 29,856 million.

There were also the impact of agreements signed with DOJ and SEC, totaling R$ 3.5 billion, to close the investigation of the US authorities in relation to the company and reimbursement of R$ 1.7 billion recovered by the ”Car Wash” operation.

In September the company started to adopt a complementary hedge mechanism for gasoline, which allowed less frequent price adjustments, guaranteeing the same financial effect of daily adjustments.

In October, a law project to reestablish conditions for Eletrobras guarantees was rejected, increasing the risks, which resulted in the recognition of expected credit losses in the amount of R$ 1,890 million.

Net income totaled R$ 6,644 million, a decrease of 34% compared to 2Q-2018, due to higher net financial expenses and increased income tax expense.

Free Cash Flow of R$ 8,115 million was 50% lower than 2Q-2018, reflecting the lower operating cash generation due to the payment of the second tranche of the Class Action agreement, together with the increase in investments in the period.

Excluding DOJ / SEC agreements, as well as the effects of Class Action Agreement, net income would be R$ 10,269 million, Adjusted EBITDA R$ 33,392 million and the operational cash generation R$ 26,271 million.

* Additional information about operating results of Jan-Set/2018 x Jan-Set/2017, see item 6.

** Additional information about operating results of 3Q-2018 x 2Q-2018, see item 7.

Table 02 - Exploration & Production Main Indicators

	R$ million
	Jan-Sep
	2018	2017	2018 x 2017 (%)	3Q-2018	2Q-2018	3Q18 X 2Q18 (%)	3Q-2017
Sales revenues	140,771	97,583	44	51,813	48,250	7	32,528
Brazil	137,479	95,488	44	50,306	47,294	6	31,890
Abroad	3,292	2,095	57	1,507	956	58	638
Gross profit	61,109	32,302	89	23,654	20,835	14	10,033
Brazil	59,431	31,597	88	22,813	20,415	12	9,803
Abroad	1,678	705	138	841	420	100	230
Operating expenses	(7,804)	(8,950)	13	(5,357)	(3,297)	(62)	(3,702)
Brazil	(5,339)	(7,582)	30	(3,168)	(3,188)	1	(3,377)
Abroad	(2,465)	(1,368)	(80)	(2,189)	(109)	(1908)	(325)
Operating income (loss)	53,305	23,352	128	18,297	17,538	4	6,331
Brazil	54,092	24,015	125	19,645	17,227	14	6,426
Abroad	(787)	(663)	(19)	(1,348)	311	(533)	(95)
Net income (loss) attributable to the shareholders of Petrobras	35,462	15,625	127	12,334	11,592	6	4,254
Brazil	35,701	15,808	126	12,966	11,366	14	4,210
Abroad	(239)	(183)	(31)	(632)	226	(380)	44
Adjusted EBITDA of the segment*	77,452	47,435	63	27,937	26,856	4	14,591
Brazil	75,720	47,209	60	27,372	26,211	4	14,399
Abroad	1,732	226	666	565	645	(12)	192
EBITDA margin of the segment (%)*	55	49	6	54	56	(2)	45
Capital expenditures of the segment	32,243	26,848	20	13,552	9,739	39	8,545
Average Brent crude (R$/bbl)	261.00	164.58	59	298.22	268.28	11	164.71
Average Brent crude (US$/bbl)	72.13	51.90	39	75.27	74.35	1	52.08
Sales price - Brazil
Crude oil (US$/bbl)	66.64	48.75	37	70.14	67.78	3	48.30
Sales price - Abroad
Crude oil (US$/bbl)	65.41	44.81	46	68.72	65.87	4	44.32
Natural gas (US$/bbl)	24.70	20.47	21	22.73	26.40	(14)	21.90
Crude oil and NGL production (Mbbl/d)	2,094	2,223	(6)	2,014	2,122	(5)	2,197
Brazil	2,028	2,158	(6)	1,937	2,063	(6)	2,134
Abroad	45	42	7	56	38	47	41
Non-consolidated production abroad	21	23	(9)	21	21	−	22
Natural gas production (Mbbl/d)	523	553	(5)	500	537	(7)	552
Brazil	486	502	(3)	462	500	(8)	506
Abroad	37	51	(27)	38	37	3	46
Total production	2,617	2,776	(6)	2,514	2,659	(5)	2,749
Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.12	11.26	(1)	11.17	10.68	5	11.74
including production taxes	24.59	19.96	23	25.84	24.43	6	20.79
Lifting cost - Brazil (R$/barrel)
excluding production taxes	39.77	35.49	12	43.48	38.94	12	36.73
including production taxes	89.72	62.97	42	100.99	92.68	9	64.86
Lifting cost – Abroad without production taxes (US$/barrel)	5.33	5.06	5	5.22	5.87	(11)	4.95
Production taxes - Brazil	29,824	17,605	69	10,943	10,914	−	6,002
Royalties	13,265	8,919	49	4,900	4,658	5	2,950
Special participation charges	16,421	8,547	92	5,995	6,211	(3)	3,007
Retention of areas	138	139	(1)	48	45	7	45
Production taxes - Abroad	58	59	(2)	22	19	16	13

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

EXPLORATION & PRODUCTION

9M-2018 x 9M-2017	3Q-2018 x 2Q-2018

Results

The growth in gross profit reflects the increase in Brent prices and the depreciation of the Real, partially offset by the reduction in production.

The increase in operating income is due, in addition to the increase in gross profit, to the result of the assignment of rights in the areas of Lapa, Iara and Carcará, and to the provision for losses with receivables occurred in 2017 related to the Drillship Vitoria 10,000.

Gross profit growth was due to the devaluation of the Brazilian Real and the increase in the Brent price, in addition to the decrease in depreciation, partially offset by lower production.

The increase in operating income is due to the growth in gross profit, partially offset by higher expenses with impairment.

Operating Results
Production

The production of oil, NGL and natural gas decreased mainly due to the divestments in the Lapa and Roncador fields, the end of the early production system in the Itapu Field, in the Santos Basin, and the natural decline in production, which was partially offset by the entry into production of the FPSO Cidade de Campos dos Goytacazes, in the Field of Tartaruga Verde, and P-74, in the Field of Búzios.

The production of oil, NGLs and natural gas decreased mainly due to a higher volume of losses due to the maintenance stops and the sale of 25% stake in Roncador Field, events that were partially offset by the start of production of the FPSO Cidade dos Campos dos Goytacazes in the Tartaruga Verde Field.

Lifting Cost

The indicator in USD decreased due to lower expenses with interventions in wells, in addition to the appreciation of the U.S. Dollar against expenses in Brazilian Reais. This effect was partially offset by the reduction in production.

In addition, there were higher government participation expenses as a result of the increase in international oil prices.

The indicator in USD increased due to the reduction in production, in addition to the higher expenses with interventions in wells. This effect was partially offset by the appreciation of the U.S. dollar against expenses in Brazilian Reais.

In addition, there was a higher government participation expense.

Table 03 - Refining, Transportation and Marketing Main Indicators

	R$ million
	Jan-Sep
	2018	2017	2018 x 2017 (%)	3Q-2018	2Q-2018	3Q18 X 2Q18 (%)	3Q-2017
Sales revenues	197,049	157,846	25	76,289	65,431	17	52,616
Brazil (includes trading operations abroad)	204,306	161,569	26	79,113	67,793	17	53,924
Abroad	8,477	4,340	95	3,121	2,998	4	1,500
Eliminations	(15,734)	(8,063)	(95)	(5,945)	(5,360)	(11)	(2,808)
Gross profit	23,045	20,298	14	7,688	9,185	(16)	6,281
Brazil	22,819	20,324	12	7,601	9,016	(16)	6,207
Abroad	226	(26)	969	87	169	(49)	74
Operating expenses	(7,420)	(6,821)	(9)	(3,099)	(1,953)	(59)	(2,702)
Brazil	(7,366)	(6,704)	(10)	(3,087)	(1,936)	(59)	(2,673)
Abroad	(54)	(117)	54	(12)	(17)	29	(29)
Operating income (loss)	15,625	13,477	16	4,589	7,232	(37)	3,579
Brazil	15,453	13,621	13	4,514	7,080	(36)	3,535
Abroad	172	(144)	219	75	152	(51)	44
Net income (loss) attributable to the shareholders of Petrobras	11,725	10,173	15	3,410	5,259	(35)	2,643
Brazil	11,612	10,268	13	3,361	5,159	(35)	2,614
Abroad	113	(95)	219	49	100	(51)	29
Adjusted EBITDA of the segment*	21,393	19,807	8	6,690	8,843	(24)	5,854
Brazil	21,064	19,808	6	6,558	8,640	(24)	5,760
Abroad	329	(1)	33000	132	203	(35)	94
EBITDA margin of the segment (%)*	11	13	(2)	9	14	(5)	11
Capital expenditures of the segment	2,675	2,989	(10)	1,155	931	24	1,124
Domestic basic oil products price (R$/bbl)	295.27	220.09	34	330.33	292.33	13	213.41
Imports (Mbbl/d)	324	323	−	439	353	24	336
Crude oil import	157	123	28	207	180	15	136
Diesel import	47	15	213	91	50	82	34
Gasoline import	9	11	(18)	17	7	143	13
Other oil product import	111	174	(36)	124	116	7	153
Exports (Mbbl/d)	596	708	(16)	511	591	(14)	692
Crude oil export	415	550	(25)	322	429	(25)	554
Oil product export	181	158	15	189	162	17	138
Exports (imports), net	272	385	(29)	72	238	(70)	356
Refining Operations - Brazil (Mbbl/d)
Oil products output	1,773	1,802	(2)	1,801	1,841	(2)	1,797
Reference feedstock	2,176	2,176	−	2,176	2,176	−	2,176
Refining plants utilization factor (%)	77	77	−	78	81	(3)	78
Processed feedstock (excluding NGL)	1,672	1,686	(1)	1,693	1,752	(3)	1,687
Processed feedstock	1,726	1,734	−	1,743	1,810	(4)	1,733
Domestic crude oil as % of total processed feedstock	92	94	(2)	88	93	(5)	93
Refining Operations - Abroad (Mbbl/d)
Total processed feedstock	109	86	27	108	110	(2)	91
Oil products output	107	87	23	109	110	(1)	90
Reference feedstock	100	100	−	100	100	−	100
Refining plants utilization factor (%)	101	82	19	100	103	(3)	87
Refining cost - Brazil
Refining cost (US$/barrel)	2.52	2.95	(15)	2.27	2.36	(4)	2.95
Refining cost (R$/barrel)	9.01	9.35	(4)	8.95	8.57	4	9.30
Refining cost - Abroad (US$/barrel)	4.55	4.63	(2)	4.64	4.46	4	4.83
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	714	661	8	843	709	19	672
Gasoline	401	460	(13)	387	419	(8)	450
Fuel oil	47	63	(25)	58	35	66	76
Naphtha	97	141	(31)	102	91	12	133
LPG	232	238	(2)	242	238	2	251
Jet fuel	122	113	8	126	118	7	116
Others	182	185	(2)	183	181	1	188
Total domestic oil products (mbbl/d)	1,795	1,861	(4)	1,941	1,791	8	1,886

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

9M-2018 x 9M-2017	3Q-2018 x 2Q-2018
Results

The increase in operating income was due to the higher margin of commercialization of oil products because of the realization of inventories formed at lower prices and the higher volume of diesel sales with increase of the market share, despite the drop in the total sales volume in the domestic market.

The reduction in operating income is due to the lower sales margin of oil products as a result of inventories formed at higher prices, higher selling expenses and expenses related to the incident at the REPLAN refinery.

Operating Results
Imports and Exports of Crude Oil and Oil Products

There was a reduction in net oil exports due to lower production.

Increase in net export of oil products is due to the loss of market share from gasoline to ethanol and a reduction in sales of naphtha to Braskem.

The company maintained its position as a net exporter, with a balance of 272 thousand bpd.

The net export of oil decreased mainly due to lower production.

The reduction in the net export balance of oil products was due to the increase in imports, mainly of diesel, due to the increase in market share and demand.

The company maintained its position as a net exporter, with a balance of 72 thousand bpd.

Refining Operations
Processed feedstock in the refineries stayed in the same level when compared to 2017.	Processed feedstock was lower, mainly due to the accident happened at Replan refinery.

Refining Costs
The reduction was a consequence of the implementation of costs optimization measures, mainly personnel.	The indicator was higher due to the reduction of processed feedstock.

Table 04 - Gas & Power Main Indicators

	R$ million
	Jan-Sep
	2018	2017	2018 x 2017 (%)	3Q-2018	2Q-2018	3Q18 X 2Q18 (%)	3Q-2017
Sales revenues	33,114	28,093	18	13,518	10,398	30	11,122
Brazil	32,935	27,990	18	13,416	10,347	30	11,069
Abroad	179	103	74	102	51	100	53
Gross profit	8,369	7,869	6	2,248	2,756	(18)	2,885
Brazil	8,338	7,854	6	2,220	2,757	(19)	2,873
Abroad	31	15	107	28	(1)	2900	12
Operating expenses	(8,307)	1,646	(605)	(3,589)	(2,144)	(67)	(1,915)
Brazil	(8,275)	1,690	(590)	(3,578)	(2,133)	(68)	(1,906)
Abroad	(32)	(44)	27	(11)	(11)	−	(9)
Operating income (loss)	62	9,515	(99)	(1,341)	612	(319)	970
Brazil	63	9,544	(99)	(1,357)	623	(318)	967
Abroad	(1)	(29)	97	16	(11)	245	3
Net income (loss) attributable to the shareholders of Petrobras	(56)	6,289	(101)	(808)	271	(398)	665
Brazil	(57)	6,231	(101)	(853)	298	(386)	629
Abroad	1	58	(98)	45	(27)	267	36
Adjusted EBITDA of the segment*	1,939	4,728	(59)	(674)	1,297	(152)	1,589
Brazil	1,937	4,733	(59)	(690)	1,307	(153)	1,584
Abroad	2	(5)	-	16	(10)	260	5
EBITDA margin of the segment (%)*	6	17	(11)	(5)	12	(17)	14

Capital expenditures of the segment	1,027	3,028	(66)	434	381	14	578

Physical and financial indicators - Brazil
Electricity sales (Free contracting market - ACL) - average MW	843	792	6	754	873	(14)	819
Electricity sales (Regulated contracting market - ACR) - average MW	2,788	3,058	(9)	2,788	2,788	−	3,058
Generation of electricity - average MW	2,533	2,930	(14)	3,371	2,248	50	4,068
Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh	324	293	11	495	288	72	435
Avaliability of Brazilian natural gas (Mbbl/d)	302	335	(10)	265	318	(17)	336
LNG imports (Mbbl/d)	54	28	93	117	29	303	50
Natural gas imports (Mbbl/d)**	145	147	(1)	152	144	6	170

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
** Considers LNG imported regassified in the period, since the 2Q-2018. Until 1Q-2018, considered the LNG imports, regardless of its regasification during the period.

GAS & POWER

9M-2018 x 9M-2017	3Q-2018 x 2Q-2018
Results

Higher gas margins contributed to improve gross profit. However, operating income was reduced as a result of higher sales expenses with the payment of tariffs for the use of gas pipelines in the Southeast grid, expected credit losses related to the supply of natural gas to the thermoelectric segment in the North Region, in addition to the gain with the sale of the NTS in 2Q-2017.

There was an operating loss due to higher LNG import expenses because of the lower availability of domestic gas, in addition to the higher expected credit losses with the electrical sector. The effect was partially offset by higher volumes and sales prices of natural gas.

Operating Results
Physical and Financial Indicators

There was an increase in imports of LNG due to the lower availability of domestic gas, reflecting the stoppage of the Mexilhão platform.

The higher volume of sales in the Free Contracting Market (ACL) was due to new sales opportunities in the short-term market. The volume reduction in the Regulated Contracting Market (RCA) resulted from the termination of contracts.

The increase in the Settlement Price of Differences (PLD) is a reflection of the lower affluence at the beginning of the dry season and the reservoirs started the year at levels lower than 2017. However, energy generation was lower due to higher costs of imported natural gas.

There was higher imports of Bolivian natural gas and LNG due to higher demand from the thermoelectric and non-thermoelectric segments (recovery of industrial activity) and lower availability of domestic gas, reflecting the stoppage of the Mexilhão platform.

The reduction in sales in the ACL is due to lower demand in contracts with third parties. The unfavorable hydrological scenario that remained throughout the dry period led to an increase in PLD and a consequent increase in generation

Table 05 - Distribution Main Indicators

	R$ million
	Jan-Sep
	2018	2017	2018 x 2017 (%)	3Q-2018	2Q-2018	3Q18 X 2Q18 (%)	3Q-2017
Sales revenues	75,701	63,914	18	27,611	24,674	12	22,675
Brazil	71,728	60,701	18	26,166	23,321	12	21,603
Abroad	3,973	3,213	24	1,445	1,353	7	1,072
Gross profit	4,525	4,737	(4)	1,581	1,373	15	1,868
Brazil	4,244	4,461	(5)	1,486	1,278	16	1,771
Abroad	281	276	2	95	95	−	97
Operating expenses	(2,197)	(2,902)	24	(64)	(1,104)	94	(950)
Brazil	(2,013)	(2,757)	27	(6)	(1,038)	99	(890)
Abroad	(184)	(145)	(27)	(58)	(66)	12	(60)
Operating income (loss)	2,328	1,835	27	1,517	269	464	918
Brazil	2,232	1,704	31	1,481	240	517	880
Abroad	96	131	(27)	36	29	24	38
Net income (loss) attributable to the shareholders of Petrobras	1,105	1,211	(9)	712	122	484	607
Brazil	1,049	1,125	(7)	696	102	582	583
Abroad	56	86	(35)	16	20	(20)	24
Adjusted EBITDA of the segment*	2,645	2,184	21	1607	378	325	1046
Brazil	2,521	2,040	24	1,568	337	365	997
Abroad	124	144	(14)	39	41	(5)	49
EBITDA margin of the segment (%)*	3	3	−	6	2	5	5

Capital expenditures of the segment	324	229	41	129	111	16	81

Sales Volumes - Brazil (Mbbl/d)
Diesel	301	298	1	323	292	10	314
Gasoline	162	188	(15)	151	165	(8)	185
Fuel oil	37	49	(26)	47	25	93	64
Jet fuel	53	51	5	54	51	6	52
Others	78	85	(8)	79	79	−	82
Total domestic oil products	631	672	(6)	654	613	7	697

DISTRIBUTION

9M-2018 x 9M-2017	3Q-2018 x 2Q-2018
Results

The decrease in gross profit reflected the reduction in the volume sold. Operating income increased primarily as a result of the reversal of the provision for losses on lawsuits arising from the Extraordinary Settlement Agreement (ESA) signed with the State of Mato Grosso.

The increase in operating income is due to the increase in volumes sold associated to the increase in average sales margins, especially the higher fuel oil margins, and the reversal of the provision for losses of lawsuits arising from the ESA signed with the State from Mato Grosso.

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

Liquidity and Capital Resources

Table 06 - Liquidity and Capital Resources

	R$ million
	Jan-Sep
	2018	2017	3Q-2018	2Q-2018	3Q-2017
Adjusted cash and cash equivalents* at the beginning of period	80,731	71,664	69,596	70,267	81,287
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(6,237)	(2,556)	(4,060)	(3,905)	(3,317)
Cash and cash equivalents at the beginning of period	74,494	69,108	65,536	66,362	77,970
Net cash provided by (used in) operating activities	69,738	66,900	21,925	25,595	24,022
Net cash provided by (used in) investing activities	(13,231)	(22,910)	(13,897)	28	(11,599)
Capital expenditures, investments in investees and dividends received	(32,257)	(29,444)	(13,810)	(9,222)	(9,288)
Proceeds from disposal of assets (divestment)	16,883	9,458	3	9,378	3
Investments in marketable securities	2,143	(2,924)	(90)	(128)	(2,314)
(=) Net cash provided by operating and investing activities	56,507	43,990	8,028	25,623	12,423
Net financings	(82,673)	(35,944)	(17,867)	(34,199)	(12,457)
Proceeds from long-term financing	30,626	72,082	3,395	7,973	28,094
Repayments	(113,299)	(108,026)	(21,262)	(42,172)	(40,551)
Dividends paid to non- controlling interest	(1,826)	(479)	(923)	(903)	(69)
Acquisition of non-controlling interest	119	(194)	142	(144)	(52)
Effect of exchange rate changes on cash and cash equivalents	10,182	(2,050)	1,887	8,797	(3,384)
Cash and cash equivalents at the end of period	56,803	74,431	56,803	65,536	74,431
Government bonds and time deposits with maturities of more than 3 months at the end of period	4,164	5,744	4,164	4,060	5,744
Adjusted cash and cash equivalents* at the end of period	60,967	80,175	60,967	69,596	80,175
Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	69,738	66,900	21,925	25,595	24,022
Capital expenditures, investments in investees and dividends received	(32,257)	(29,444)	(13,810)	(9,222)	(9,288)
Free cash flow*	37,481	37,456	8,115	16,373	14,734

At September 30, 2018, the balance of cash and cash equivalents was R$ 56,803 million and adjusted cash and cash equivalents totaled R$ 60,967 million, observing the methodology to establish a minimum cash level and access to revolving credit facilities . Funds provided by operating cash generation of R$ 69,738 million, funding of R$ 30,626 million and receipts from the sale of assets of R $ 16,883 million were allocated to prepayments of debts, interest and principal payments due in the period and financing of investments in the business areas. It should be noted that the divestments were below planned, affected by lawsuits suspended by judicial decisions.

Cash generation from operating activities was R$ 69,738 million, 4% higher than 9M-2017, due to the increase in oil export margins and the sale of oil products in the domestic market, partially offset by lower sales volumes and payment of two installments of the Class Action settlement agreement.Investments in the company's business amounted to R$ 32,257 million in 9M-2018, an increase of 10% over the same period of the previous year, with 89% of the investments destined to the exploration and production area. The aforementioned factors resulted in a positive Free Cash Flow* for the fourteenth consecutive quarter, of R$ 8,115 million in 3Q-2018 and R$ 37,481 million in 9M-2018, remaining stable.

From January to September 2018, the company raised R$ 30,626 million, with highlights to: (i) the offering of securities in the international capital market (Global Markets), with maturities in 2029, totaling R$ 6,359 million (US$ 1,962 million); (ii) loans in the domestic and international banking market, with maturities of approximately 6.19 years on average, totaling R$ 19,105 million; and (iii) R$ 3,774 million in financing with export credit agencies.

In addition, the Company paid several loans and financing, with highlights to: (i) the repurchase and/or redemption of R$ 45,342 million (US$ 12,816 million) of securities in the international capital market, with the payment of a net premium to the holders of the securities who delivered their papers in the operation in the amount of R$ 925 million; (ii) the prepayment of R$ 41,764 million of loans in the domestic and international banking market; and (iii) prepayment of R$ 2,385 million of financing from the BNDES.

Principal and interest amortizations in 9M-2018 were R$ 97,105 million and R$ 16,194 million, respectively, and totaled R$ 113,299 million, and the nominal flow (cash view) of principal and interest on financing, by maturity, is presented in millions of Reais, as follows:

Table 07 - Nominal cash flow including principal and interest payments

	Consolidated
Maturity	2018	2019	2020	2021	2022	2023 and thereafter	09.30.2018	12.31.2017
Principal	2,938	10,231	21,912	31,230	47,240	242,251	355,802	365,632
Interest	5,540	20,380	19,682	18,348	16,373	130,802	211,125	200,887
Total	8,478	30,611	41,594	49,578	63,613	373,053	566,927	566,519

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net debt and definition of Adjusted Cash and Cash Equivalents and Free Cash Flow in glossary.

Consolidated debt

Between January and September 2018, gross debt in Reais fell by 2%, mainly as a result of the amortization of debt, net debt increased by 4% due to the depreciation of the real against the US dollar and the average maturity of debt was 9.05 years (8.62 years as of December 31, 2017). The average interest rate increased from 6.1% in December 2017 to 6.2% in September 2018.

Short-term and long-term debt include Financial Leases of R$ 89 million and R$ 664 million, respectively (R$ 84 million and R$ 675 million in December 31, 2017).

The net debt/LTM adjusted EBITDA* ratio decreased from 3.67 in 2017 to 2.96 in September 2018, mainly due to the receipt of divestments and positive free cash flow.

Table 08 - Consolidated debt in reais

	R$ million
	09.30.2018	12.31.2017	Δ%
Current debt	16,235	23,244	(30)
Non-current debt	336,566	338,239	−
Total	352,801	361,483	(2)
Cash and cash equivalents	56,803	74,494	(24)
Government securities and time deposits (maturity of more than 3 months)	4,164	6,237	(33)
Adjusted cash and cash equivalents*	60,967	80,731	(24)
Net debt*	291,834	280,752	4
Net debt/(net debt+shareholders' equity) - Leverage	50%	51%	(1)
Total net liabilities*	805,789	750,784	7
(Net third parties capital / total net liabilities)	63%	64%	(1)
Net debt/Adjusted EBITDA ratio*	2.96	3.67	(19)
Average interest rate (% p.a.)	6.2	6.1	1
Net debt/Operating Cash Flow ratio*	3.27	3.25	1

Table 09 - Consolidated debt in dollar

	U.S.$ million
	09.30.2018	12.31.2017	Δ%
Current debt	4,055	7,026	(42)
Non-current debt	84,060	102,249	(18)
Total	88,115	109,275	(19)
Net debt	72,888	84,871	(14)
Weighted average maturity of outstanding debt (years)	9.05	8.62	0.43

*

Table 10 - Consolidated debt by rate, currency and maturity

	R$ million
	09.30.2018	12.31.2017	Δ%
By rate
Floating rate debt	177,405	176,943	−
Fixed rate debt	174,643	183,781	(5)
Total	352,048	360,724	(2)

By currency
Brazilian Real	67,321	71,129	(5)
US Dollars	260,998	263,614	(1)
Euro	14,217	17,773	(20)
Other currencies	9,512	8,208	16
Total	352,048	360,724	(2)

By maturity
2018	7,947	23,160	(66)
2019	10,642	21,423	(50)
2020	21,379	31,896	(33)
2021	30,707	42,168	(27)
2022	46,918	59,594	(21)
2023 on	234,455	182,483	28
Total	352,048	360,724	(2)

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, Adjusted EBITDA, OCF and Leverage in glossary and reconciliation in Reconciliation of LTM Adjusted EBITDA and LTM OCF.

ADDITIONAL INFORMATION

1.	Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization). Petrobras presents the EBITDA according to Instrução CVM nº 527 of October 4, 2012, adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, results from disposal and write-offs of assets, impairment, cumulative foreign exchange adjustments reclassified to the income statement and foreign exchange gains or losses on material provisions for legal proceedings.

In calculating Adjusted EBITDA, we adjusted our EBITDA for the periods of 2018 by adding foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies. Legal provisions in foreign currencies primarily consist of Petrobras’s portion of the class action settlement provision created in December 2017. The foreign exchange gains or losses on legal provisions are presented in other income and expenses for accounting purposes but management does not consider them to be part of the Company’s primary business, as well as they are substantially similar to the foreign exchange effects presented within net finance income. No adjustments have been made to the comparative measures presented as amounts were not significant in these periods.

The LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, which is established in the Business Plan 2018-2022, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. These measures must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance and financial conditions.

Table 11 - Reconciliation of Adjusted EBITDA

	R$ million
	Jan-Sep
	2018	2017	2018 x 2017 (%)	3Q-2018	2Q-2018	3Q18 X 2Q18 (%)	3Q-2017
Net income (loss)	23,720	5,749	313	6,904	9,691	(29)	650
Net finance income (expense)	15,734	24,001	(34)	5,841	2,647	121	7,411
Income taxes	13,842	8,953	55	5,249	4,638	13	155
Depreciation, depletion and amortization	32,720	32,033	2	10,700	10,963	(2)	10,885
EBITDA	86,016	70,736	22	28,694	27,939	3	19,101
Share of earnings in equity-accounted investments	(1,796)	(1,665)	(8)	(975)	(310)	(215)	(438)
Impairment losses / (reversals)	1,382	351	294	1,501	(177)	948	144
Realization of cumulative translation adjustment	−	116	(100)	-	-	−	−
Gains/ losses on disposal/ write-offs of non-current assets	(1,873)	(5,967)	69	250	1,138	(78)	416
Foreign exchange gains or losses on material provisions for legal proceedings	1,962	−	−	386	1,477	(74)	−
Adjusted EBITDA	85,691	63,571	35	29,856	30,067	(1)	19,223
Income Tax	(13,842)	(8,953)	(55)	(5,249)	(4,638)	(13)	(155)
Allowance of impairment of other receivables	3,445	2,033	69	1,962	1,040	89	575
Change in Accounts receivables	(9,644)	(2,476)	(289)	(4,610)	(6,844)	33	(2,859)
Change in inventory	(9,667)	977	(1,089)	(3,141)	(5,384)	42	154
Change in suppliers	5,977	(226)	2,745	4,931	2,403	105	2,155
Change in deferred income tax, social contribution	1,560	4,701	(67)	398	531	(25)	(698)
Change in tax and contributions	2,580	5,090	(49)	5	2,111	(100)	1,812
Other assets and liabilities	3,638	2,183	67	(2,227)	6,309	(135)	3,815
Funds generated by operating activities (OCF)	69,738	66,900	4	21,925	25,595	(14)	24,022

Adjusted EBITDA margin (%)	33	31	2	30	36	(6)	27

*

* Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

ADDITIONAL INFORMATION

2.	Reconciliation of Operating Cash Flow

Table 12 - Reconciliation of OCF

	R$ million
	Last Twelve Months
	09.30.2018	31.12.2017
Net income (loss)	18,348	377
Net finance income (expense)	23,332	31,599
Income taxes	10,686	5,797
Depreciation, depletion and amortization	43,165	42,478
EBITDA	95,531	80,251
Share of earnings in equity-accounted investments	(2,280)	(2,149)
Impairment losses / (reversals)	4,893	3,862
Realization of cumulative translation adjustment	−	116
Gains/ losses on disposal/ write-offs of non-current assets	(1,429)	(5,523)
Foreign exchange gains or losses on material provisions for legal proceedings	1,962	-
Adjusted EBITDA	98,677	76,557
Income Tax	(10,686)	(5,797)
Allowance of impairment of other receivables	3,683	2,271
Change in Accounts receivables	(10,308)	(3,140)
Change in inventory	(11,774)	(1,130)
Change in suppliers	6,043	(160)
Change in deferred income tax, social contribution	(1,689)	1,452
Change in tax and contributions	4,401	6,911
Other assets and liabilities	10,958	9,503
Funds generated by operating activities (OCF)	89,305	86,467

3.	Impact of our Cash Flow Hedge policy

Table 13 - Impact of our Cash Flow Hedge policy

	R$ million
	Jan-Sep
	2018	2017	2018 x 2017 (%)	3Q-2018	2Q-2018	3Q18 X 2Q18 (%)	3Q-2017
Total inflation indexation and foreign exchange variation	(38,895)	4,184	(1,030)	(8,320)	(29,640)	72	7,421
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	39,831	(5,491)	825	8,143	30,590	(73)	(7,773)
Reclassification from Shareholders’ Equity to the Statement of Income	(8,673)	(7,375)	(18)	(3,166)	(2,847)	(11)	(2,569)
Net Inflation indexation and foreign exchange variation	(7,737)	(8,682)	11	(3,343)	(1,897)	(76)	(2,921)

The reclassification of foreign exchange variation expenses from shareholders' equity to 9M-2018 results totaled R$ 8,673 million, an increase of 18% compared to the same period in 2017, mainly due to the behavior of the R$/US$ exchange rate.

The increase in the reclassification of foreign exchange variation expenses from shareholders' equity to 3Q-2018 (R$ 3,166 million) in relation to the previous quarter (R$ 2,847 million) reflected the export performance, protected by U.S. Dollar debt, with higher foreign exchange rate spread (R$/US$) between the initial dates of the designations and the dates of the respective exports.

Changes in the expectations of realization of prices and export volumes in future reviews of the business plans may determine the need for additional reclassifications of foreign exchange variation accumulated in stockholders' equity to income. A sensitivity analysis with an average Brent oil price lower by US $ 10/barrel than the one considered in the last review of PNG 2018-2022, would not indicate the need to reclassify foreign exchange variation in shareholders' equity to income.

The annual expectation of realizing the balance of exchange variation accumulated in shareholders' equity on 09.30.2018 is shown below:

Table 14 - Expectation of exports volumes realization

	Consolidated
	2018	2019	2020	2021	2022	2023	2024	2025 a 2027	Total
Expected realization	(2,589)	(12,768)	(11,388)	(10,832)	(11,707)	(7,351)	(4,204)	(383)	(61,222)

ADDITIONAL INFORMATION

4.	Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to variations in foreign currencies, for which the main gross exposures are the Brazilian Real against the U.S. Dollar and the U.S. Dollar against the Euro. As of mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedge relationships between exports and U.S. Dollar-denominated debt obligations so that the effects of the natural foreign exchange hedge between these transactions are recognized simultaneously in the financial statements. With the extension of hedge accounting, gains or losses caused by foreign exchange variations are accrued in shareholders' equity, only affecting the result as the exports are realized.

In 2017, Petrobras, through its indirect subsidiary Petrobras Global Trading BV, entered into a cross currency swap derivative operation to hedge against British Pounds versus U.S. Dollar exposure arising from the issuance of bonds in the notional value of GBP 700 million and GBP 600 million and maturing in December 2026 and 2034, respectively. The Company does not intend to settle such contracts before the maturity date.

In 2Q-2018, Petrobras, through its indirect subsidiary Petrobras Global Trading B.V., entered into a derivative operation denominated non delivery forward, in order to hedge against the Euro versus U.S. Dollar exposure, due to the issue of bonds. The company has no intention to settle such contracts before the maturity date.

The balances of assets and liabilities in foreign currency of subsidiaries abroad are not included in the exposure below, when realized in currencies equivalent to their respective functional currencies.

As of 09.30.2018, the Company had net liability exposure to foreign exchange rates, of which the main was the U.S. Dollar in relation to the Brazilian Real.

Table 15 - Assets and Liabilities subject to exchange variation

ITEMS	R$ million
	09.30.2018	12.31.2017
Assets	52,330	44,013
Liabilities	(320,291)	(261,358)
Hedge Accounting	244,394	193,189
Cross Currency Swap	6,795	5,813
Non Delivery Forward (NDF)	13,964	−
Total	(2,808)	(18,343)

Table 16 - Assets and Liabilities subject to exchange variation by currency

BY CURRENCY	R$ million
	09.30.2018	12.31.2017
Real/ U.S. Dollars	(1,411)	(4,208)
Real/ Euro	(51)	(76)
Real/ Pound Sterling	(80)	(69)
U.S. Dollars/ Yen	(405)	(316)
U.S. Dollars/ Euro	(426)	(14,172)
U.S. Dollars/ Pound Sterling*	(435)	498
Total	(2,808)	(18,343)

Table 17 - Foreign exchange and inflation indexation charges

	R$ million
	Jan-Sep
Foreign exchange and inflation indexation charges	2018	2017	2018 x 2017 (%)	3Q-2018	2Q-2018	3Q18 X 2Q18 (%)	3Q-2017
Foreign exchange variation Dollar x Euro	37	(2,079)	102	(88)	482	(118)	(611)
Foreign exchange variation Real x Dollar	675	(86)	885	(202)	704	(129)	(132)
Foreign exchange variation Dollar x Pound Sterling	(166)	(240)	31	(41)	(282)	85	(59)
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(8,673)	(7,375)	(18)	(3,166)	(2,847)	(11)	(2,569)
Foreign exchange variation Real x Euro	(6)	(20)	70	(1)	(4)	75	35
Others	396	1,118	(65)	155	50	210	415
Net Inflation indexation and foreign exchange variation	(7,737)	(8,682)	11	(3,343)	(1,897)	(76)	(2,921)

ADDITIONAL INFORMATION

5.	Special Items

Table 18 – Special itens

R$ million
nine-month period ended September 30,
2018	2017		Items of Income Statement	3Q-2018	2Q-2018	3Q-2017

1,873	5,967	Gains (losses) on Disposal of Assets	Other income (expenses)	(250)	(1,138)	(416)
2,068	−	Renegotiation of Eletrobras System debts	Several	−	2,068	−
(1,962)	−	Foreign exchange gains or losses on material provisions for legal proceedings	Other income (expenses)	(386)	(1,477)	−
(1,150)	(403)	Impairment of assets and investments	Several	(1,290)	204	(222)
−	(116)	Cumulative translation adjustment - CTA	Other income (expenses)	−	−	−
−	(4,416)	Impacts of Brazilian federal settlement programs on Income Taxes	Several	−	−	(85)
(3,265)	(307)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(1,890)	(967)	(235)
(2,425)	(965)	(Losses)/ Gains with judicial contingencies	Other income (expenses)	(2,164)	−	(1,061)
(471)	(177)	State Tax Amnesty Program	Other taxes	(346)	(45)	(48)
(10)	756	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	2	11	87
(1,140)	−	Careers and remuneration plan	Other income (expenses)	(1,140)	−	−
286	−	Revenue with a contractual penalty for the non-realization of the sale of Liquigás	Other income (expenses)	−	−	−
1,736	154	Refundt of values - "Lava Jato" Operation	Other income (expenses)	1,735	−	65
−	(894)	Vitória 10.000 drillship	Other taxes	−	−	(76)
−	(5,002)	Federal Debt Settlement Programs	Share of earnings in equity- acconted investments	−	−	(1,030)
(4,460)	(5,403)	Total		(5,729)	(1,344)	(3,021)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(1,382)	(351)	Impairment		(1,501)	177	(144)
232	(52)	Share of earnings in equity-accounted investments		211	27	(78)
(1,150)	(403)	Impairment of assets and investments		(1,290)	204	(222)

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

ADDITIONAL INFORMATION

6.	Results 9M-2018 x 9M-2017:

Sales revenues of R$ 257,116 million, R$ 49,933 million higher than the same period of 2017 (R$ 207,183 million), due to:

•	increase in domestic revenues (R$ 33,494 million), mainly as a result of:
▪

higher average prices of oil products, especially diesel (R$ 16,203 million), gasoline (R$ 8,828 million) and LPG (R$ 3,461 million), reflecting price readjustments and other oil products (R$ 8,520 million) following the increase in international prices and the depreciation of the Brazilian Real against the U.S. Dollar;

▪	higher revenues of natural gas (R$ 2,899 million), as a consequence of higher prices;
▪	lower sales volume of oil products in the domestic market (R$ 3,566 million), mainly:
•	gasoline (R$ 5,161 million), as a consequence of market loss to ethanol;
•	naphtha (R$ 2,010 million), due to sales reduction to Braskem; and
•	partially offset by the increase in diesel sales (R$ 3,876 million), due to a lower volume imported by other players.
•

Increase in export revenues of oil and oil products (R$ 10,373 million), due to higher prices, following the increase in international prices and the depreciation of the Brazilian Real against the U.S. dollar and higher gasoline exports, partially offset by the reduction in the volume of oil exports due to lower production; and

•	Increase in revenues of activities abroad (R$ 6,191 million), because of higher international prices.

Cost of sales was R$ 164,076 million, R$ 23,285 million higher than the same period of 2017 (R $ 140,791 million), as a consequence of:

•

higher government participation expenses and oil, oil products and natural gas imports, influenced by the increase of international commodities prices and the depreciation of the Brazilian Real against the U.S. dollar;

•	higher costs associated with activities abroad, reflecting international prices increase; and
•	increased participation of imported oil in feedstock processed and LNG in the sales mix.

Selling expenses were R$ 14,775 million, 41% higher, due to higher expected credit losses related to the electric sector (R$ 2,958 million) and due to higher logistics costs from the payment of tariffs for the use of pipelines after the sale of NTS in April/2017 (R$ 1,063 million).

General and administrative expenses of R$ 6,561 million, 6% lower, reflecting lower expenses with consulting services, IT and administrative services rendered by third parties, keeping the cost control discipline.

Exploration costs were R$ 1,438 million, 8% lower, due to lower expenses with projects without economic viability (R$ 456 million), partially offset by higher provisions related to contractual penalties of local content (R$ 233 million) and expenses with geology and geophysics (R$ 85 million).

Tax expenses of R$ 1,631 million, R$ 2,742 million lower, mainly due to the enrollment of the Federal Tax Settlement in the 9M-2017 (R$ 2,735 million).

Other operating expenses were R$ 15,420 million, R$ 10,815 million higher than other operating expenses for 9M-2017, mainly due to:

•

lower net gains from sale and write-off of assets totaling R$ 4,094 million, mainly due to gains on the sale of Lapa, Iara and Carcará in 9M-2018 (R$ 3,223 million), compared to gains on the sale of Nova Transportadora do Sudeste (NTS) in 9M-2017 of R$ 6,977 million;

•	settlements to close investigations with US authorities (R$ 3,536 million);
•	negative foreign exchange variation related to the passive exposure of the Class Action (R$ 1,962 million);
•

losses with negative variation in market value of put options contracted to protect the price of part of oil production, considering its protective nature in relation to the commodity variations (R$ 1,466 million);

•	expenses with the Petrobras Careers and Compensation Plan (PCR) (R$ 1,140 million), see note 20.4. of the Quarterly Report;
•	greater impairment of assets (R$ 1,031 million), mainly related to PAI's E&P assets;
•	greater reimbursement of expenses regarding “Car Wash” Operation (R$ 1,582 million); and
•	reversal of provision for losses and contingencies related to the extrajudicial agreement of BR Distribuidora for the tax debts settlements with the State of Mato Grosso (R$ 1,372 million).

Negative net financial result of R$ 15,734 million, R$ 8,267 million lower than 9M-2017, due to:

•	reduction of R $ 7,322 million in net financial expenses, especially:
▪	recognition of the gains arising from the renegotiation of Eletrobras System debts in 2Q-2018 (R$ 2,068 million);
▪	charges arising from the enrollment in the Federal Tax Settlement Programs in 9M-2017 (R$ 2,022 million);
▪	reduction of interest expenses due to prepayments of debts (R$ 1,550 million);
▪

financial income arising from the update of interests over the oil and ethanol account receivables, due to the favorable decision, in a res judicata, against the Federal Government (R$ 335 million), see note 17.7.2. of the Quarterly Financial Statements; and

▪	greater gains on repurchase of debt securities in the capital market totaling R$ 1,474 million, R$138 million higher than costs (R$ 1,336 million).

•	negative monetary and exchange variation of R $ 945 million, due to:
▪

positive foreign exchange variation of R$ 37 million due to the appreciation of 3.1% of the U.S. dollar over the net passive exposure in euro, compared to the negative exchange variation of R$ 2,079 million due to the 12% depreciation over the net passive exposure in euro in 9M-2017 (R$ 2,116 million); and

▪

higher reclassification of the foreign exchange variation accumulated in the shareholders' equity to the result by the realization of the hedged exports in the scope of hedge accounting (R $ 1,298 million).

Income tax and social contribution expense of R$ 13,842 million, 55% higher, due to the better result in the period, partially offset by the effects of joining the Federal Tax Settlements Programs in 9M-2017, see note 19.6. of the Quarterly Financial Statement.

The negative result with non-controlling shareholders was R$ 43 million, R$ 675 million lower, mainly due to the effect of the depreciation of the Brazilian Real over the U.S. Dollar of structured entities, partially offset by the positive result of BR Distribuidora.

ADDITIONAL INFORMATION

7. Results of Operations of 3Q-2018 compared to 2Q-2018:

Sales revenues of R$ 98,260 million were 16% higher than in 2Q-2018, reflecting:

•	revenue growth in the domestic market (R$ 13,432 million), mainly due to:
▪

higher average prices of oil products (R$ 6,170 million), especially diesel (R$ 2,587 million) and gasoline (R$ 1,134 million), largely following fluctuation in international prices and the depreciation of the Brazilian Real over the U.S. Dollar;

▪

higher sales volume of oil products (R$ 4,229 million), mainly diesel (R$ 4,350 million), reflecting the seasonality of diesel consumption in the planting activities of the summer grain crop and lower sales by other players;

▪	Increase in electricity sales revenues of (R$ 1,886 million), influenced by the increase in PLD and higher thermoelectric generation, due to the lower level of hydroelectric reservoirs;
▪

increase in natural gas sales revenues (R$ 1,061 million), reflecting increased consumption in the thermoelectric and non-thermoelectric sectors and higher sales prices, influenced by the behavior of international commodity prices and the depreciation of the Brazilian Real over the U.S. Dollar;

•

lower revenues from exports of oil and oil products (R$ 343 million), due to lower volume of oil exports (R $ 2,514 million), mainly because of lower production, partially offset by the higher volume of oil products exports (R$ 682 million), mainly gasoline, and higher oil and oil product realization prices (R$ 1,489 million), influenced by higher commodity prices and the depreciation of the Brazilian Real against the U.S. Dollar; and

•	higher revenues in activities abroad (R$ 776 million).

Cost of sales was R$ 63,616 million, 21% higher than in 2Q-2018, with emphasis on the following factors:

•	higher expenses with government participation and oil imports, influenced by the devaluation of the Brazilian Real against the U.S. Dollar and international commodity prices;
•	higher participation of imported diesel and LNG in the sales mix, with higher acquisition costs, to meet demand growth;
•	greater participation of imported oil in the feedstock processed by the refineries; and
•	higher electricity costs due to the increase of the PLD over acquisition costs.

Selling expenses of R$ 5,899 million, up 24% from 2Q-2018, due to the higher expected credit losses in the electric sector (R$ 923 million) and by the higher sales of oil products in the domestic market.

Exploration costs for oil and natural gas extraction of R$ 412 million, 29% lower than in 2Q-2018, as a result of lower expenses with projects without economic viability (R$ 179 million).

Tax expenses of R$ 791 million, R$ 432 million higher than the fiscal year of 2Q-2018, due to the extrajudicial agreement of BR Distribuidora to settle tax debts with the State of Mato Grosso (R$ 217 million) and to the participation in the state amnesty program of the State of Sergipe (R$ 129 million).

Other operating expenses were R$ 7,683 million, R$ 1,216 million higher than the 2Q-2018, mainly due to:

•	settlements to close investigations with US authorities (3,536 million);
•	greater impairment of assets (R$ 1,678 million), mainly related to PAI's E & P assets;
•	expenses with the Petrobras Careers and Compensation Plan (PCR) (R$ 1,140 million), see note 20.4. of the Quarterly Financial Statement;
•	greater reimbursement of expenses regarding “Car Wash” Operation (R$ 1,735 million);
•	reversal of provision for losses and contingencies related to the extrajudicial agreement of BR Distribuidora for the tax debts settlement with the State of Mato Grosso (R$ 1,372 million);
•	lower negative foreign exchange variation related to the passive exposure of the Class Action (R$ 1,091 million); and
•

losses with negative variation in market value of put options contracted to hedge the price of part of oil production, considering its protective nature in relation to the commodity variations (R$ 884 million);

Negative net financial result of R$ 5,841 million, R$ 3,194 million higher than in 2Q-2018 due to:

✓	Increase of R$ 1,748 million in net financial expenses, mainly:
▪	recognition of the gains arising from the renegotiation of Eletrobras System debts in 2Q-2018 (R$ 2,068 million); and
▪

financial income arising from the update of interest over the oil and ethanol account receivables, due to the favorable decision, in a res judicata, against the Federal Government (R$ 335 million), see note 17.7.2. of the Quarterly Financial Statement.

✓	Negative monetary and foreign exchange variation, higher by R$ 1,446 million, caused by:
▪

negative foreign exchange variation of R$ 202 million due to the depreciation of 3.8% of the Brazilian Real against the net passive exposure in U.S. Dollar, compared to the positive foreign exchange variation of R$ 704 million due to the depreciation of 16% of the Brazilian Real on net asset exposure in U.S. Dollars in 2Q-2018 (R$ 906 million);

▪

negative foreign exchange variation of R$ 88 million due to the appreciation of 0.5% of the US dollar over the net asset exposure in Euro, compared to the positive foreign exchange variation of R$ 482 million due to the appreciation of 5% of the US Dollar over the net passive exposure in Euro in the 2Q-2018 (R$ 570 million);

▪

higher reclassification of the exchange variation accumulated in the shareholders' equity to the result by the realization of the protected exports in the scope of hedge accounting (R$ 319 million); and

▪	lower appreciation of the Dollar on net asset exposure in British Pounds, compared to 2Q-2018 (R$ 241 million).

Positive result on investment participation of R$ 975 million, R$ 665 million higher than in 2Q-2018, largely due to the improved result in the petrochemical sector, mainly Braskem, and the reversal of impairment in the investment on Petrobras Oil & Gas BV (PO & G), see note 10.2. of the Quarterly Financial Statement.

Income tax and social contribution expense of R$ 5,249 million, R$ 611 million higher than the 2Q-2018, mainly due to the non-deductibility of settlements to close investigations with US authorities (see note 19.6 of the Quartely Financial statement), offset by lower income before taxes.

Result with shareholders of R$ 260 million, R$ 641 million higher than the result of 2Q-2018, basically reflecting the effect of lower depreciation of the Brazilian Real against the U.S. Dollar denominated debt of structured entities and the positive result verified in BR Distribuidora.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	R$ million
	Jan-Sep
	2018	2017	3Q-2018	2Q-2018	3Q-2017
Sales revenues	257,116	207,183	98,260	84,395	71,822
Cost of sales	(164,076)	(140,791)	(63,616)	(52,772)	(50,585)
Gross profit	93,040	66,392	34,644	31,623	21,237
Selling expenses	(14,775)	(10,516)	(5,899)	(4,748)	(4,237)
General and administrative expenses	(6,561)	(6,979)	(2,213)	(2,206)	(2,451)
Exploration costs	(1,438)	(1,570)	(412)	(584)	(671)
Research and development expenses	(1,715)	(1,311)	(627)	(593)	(425)
Other taxes	(1,631)	(4,373)	(791)	(359)	(1,013)
Other income and expenses, net	(15,420)	(4,605)	(7,683)	(6,467)	(4,662)
	(41,540)	(29,354)	(17,625)	(14,957)	(13,459)
Operating income (loss)	51,500	37,038	17,019	16,666	7,778
Finance income	7,951	2,725	2,254	4,596	741
Finance expenses	(15,948)	(18,044)	(4,752)	(5,346)	(5,231)
Foreign exchange and inflation indexation charges	(7,737)	(8,682)	(3,343)	(1,897)	(2,921)
Net finance income (expense)	(15,734)	(24,001)	(5,841)	(2,647)	(7,411)
Share of earnings in equity-accounted investments	1,796	1,665	975	310	438
Income (loss) before income taxes	37,562	14,702	12,153	14,329	805
Income taxes	(13,842)	(8,953)	(5,249)	(4,638)	(155)
Net income (loss)	23,720	5,749	6,904	9,691	650
Net income (loss) attributable to:
Shareholders of Petrobras	23,677	5,031	6,644	10,072	266
Non-controlling interests	43	718	260	(381)	384
	23,720	5,749	6,904	9,691	650

Statement of Financial Position – Consolidated

ASSETS	R$ million
	09.30.2018	12.31.2017
Current assets	150,201	155,909
Cash and cash equivalents	56,803	74,494
Marketable securities	4,164	6,237
Trade and other receivables, net	25,660	16,446
Inventories	38,865	28,081
Recoverable taxes	9,441	8,062
Assets classified as held for sale	1,510	17,592
Other current assets	13,758	4,997
Non-current assets	716,555	675,606
Long-term receivables	81,576	70,955
Trade and other receivables, net	17,827	17,120
Marketable securities	199	211
Judicial deposits	24,185	18,465
Deferred taxes	15,976	11,373
Other tax assets	9,708	10,171
Advances to suppliers	2,984	3,413
Other non-current assets	10,697	10,202
Investments	13,396	12,554
Property, plant and equipment	610,728	584,357
Intangible assets	10,855	7,740
Total assets	866,756	831,515

LIABILITIES	R$ million
	09.30.2018	12.31.2017
Current liabilities	94,072	82,535
Trade payables	27,458	19,077
Finance debt and Finance lease obligations	16,235	23,244
Taxes payable	16,290	16,036
Employee compensation (payroll, profit-sharing and related charges)	6,781	4,331
Pension and medical benefits	2,993	2,791
Provisions for legal proceedings	12,077	7,463
Liabilities associated with assets classified as held for sale	152	1,295
Agreement with US Authorities	3,536
Other current liabilities	8,550	8,298
Non-current liabilities	476,508	479,371
Finance debt and Finance lease obligations	336,566	338,239
Taxes payable	2,161	2,219
Deferred taxes	1,745	3,956
Pension and medical benefits	72,516	69,421
Provisions for legal proceedings	12,175	15,778
Provision for decommissioning costs	47,631	46,785
Other non-current liabilities	3,714	2,973
Shareholders' equity	296,176	269,609
Share capital	205,432	205,432
Profit reserves and others	84,934	58,553
Non-controlling interests	5,810	5,624
Total liabilities and shareholders' equity	866,756	831,515

Statement of Cash Flows Data – Consolidated

	R$ million
	Jan-Sep
	2018	2017	3Q-2018	2Q-2018	3Q-2017
Cash flows from Operating activities
Net income (loss) for the year	23,720	5,749	6,904	9,691	650
Adjustments for:				−
Pension and medical benefits (actuarial expense)	5,828	6,528	1,946	1,939	2,176
Results in equity-accounted investments	(1,796)	(1,665)	(975)	(310)	(438)
Depreciation, depletion and amortization	32,720	32,033	10,700	10,963	10,885
Impairment assets (reversal)	1,382	351	1,501	(177)	144
Inventory write-down to net realizable value	132	216	77	(5)	(33)
Allowance (reversals) for impairment of trade and other receivables	3,445	2,033	1,962	1,040	575
Exploratory expenditures write-offs	259	715	27	206	391
Gains and losses on disposals/write-offs of assets	(1,873)	(5,269)	250	1,138	416
Foreign exchange, indexation and finance charges	21,703	23,494	6,873	6,234	7,341
Deferred income taxes, net	1,560	4,701	398	531	(698)
Reclassification of cumulative translation adjustment and other comprehensive income	−	185	−	−	−
Revision and unwinding of discount on the provision for decommissioning costs	1,787	1,821	596	597	610
Gain on remeasurement of investment retained with loss of control	−	(698)	−	−	−
Decrease (Increase) in assets
Trade and other receivables, net	(9,644)	(2,476)	(4,610)	(6,844)	(2,859)
Inventories	(9,667)	977	(3,141)	(5,384)	154
Judicial deposits	(5,604)	(1,840)	(1,633)	(2,259)	(232)
Other assets	(4,699)	(526)	(5,300)	5,258	527
Increase (Decrease) in liabilities
Trade payables	5,977	(226)	4,931	2,403	2,155
Other taxes payable	9,491	7,217	3,202	4,356	3,313
Income taxes paid	(6,911)	(2,127)	(3,197)	(2,245)	(1,501)
Pension and medical benefits	(2,646)	(1,973)	(767)	(1,217)	(609)
Other liabilities	4,574	(2,320)	2,181	(321)	1,055
Net cash provided by operating activities	69,738	66,900	21,925	25,595	24,022
Cash flows from Investing activities
Capital expenditures	(33,962)	(30,113)	(13,939)	(10,104)	(9,432)
Investments in investees	(105)	(137)	(8)	(75)	(87)
Proceeds from disposal of assets - Divestment	16,883	9,458	3	9,378	3
Divestment (Investment) in marketable securities (*)	2,143	(2,924)	(90)	(128)	(2,314)
Dividends received (**)	1,810	806	137	957	231
Net cash used in investing activities	(13,231)	(22,910)	(13,897)	28	(11,599)
Cash flows from Financing activities
Investments by non-controlling interest	119	(194)	142	(144)	(52)
Financing and loans, net:
Proceeds from financing	30,626	72,082	3,395	7,973	28,094
Repayment of principal	(97,105)	(90,642)	(15,599)	(37,645)	(35,297)
Repayment of interest (**)	(16,194)	(17,384)	(5,663)	(4,527)	(5,254)
Dividends paid to shareholders of Petrobras	(1,190)		(595)	(595)	−
Dividends paid to non-controlling interests	(636)	(479)	(328)	(308)	(69)
Proceeds from sale of interest without loss of control	−	−	−	−	−
Net cash used in financing activities	(84,380)	(36,617)	(18,648)	(35,246)	(12,578)
Effect of exchange rate changes on cash and cash equivalents	10,182	(2,050)	1,887	8,797	(3,384)
Net increase / (decrease) in cash and cash equivalents	(17,691)	5,323	(8,733)	(826)	(3,539)
Cash and cash equivalents at the beginning of the year	74,494	69,108	65,536	66,362	77,970
Cash and cash equivalents at the end of the period	56,803	74,431	56,803	65,536	74,431

SEGMENT INFORMATION

Consolidated Income Statement by Segment –9M-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	140,771	197,049	33,114	670	75,701	−	(190,189)	257,116
Intersegments	134,682	45,093	8,843	626	945	−	(190,189)	−
Third parties	6,089	151,956	24,271	44	74,756	−	−	257,116
Cost of sales	(79,662)	(174,004)	(24,745)	(624)	(71,176)	−	186,135	(164,076)
Gross profit	61,109	23,045	8,369	46	4,525	−	(4,054)	93,040
Expenses	(7,804)	(7,420)	(8,307)	(63)	(2,197)	(15,645)	(104)	(41,540)
Selling expenses	(227)	(4,587)	(6,996)	(5)	(2,375)	(510)	(75)	(14,775)
General and administrative expenses	(666)	(1,026)	(400)	(53)	(614)	(3,801)	(1)	(6,561)
Exploration costs	(1,438)	−	−	−	−	−	−	(1,438)
Research and development expenses	(1,192)	(30)	(63)	−	(3)	(427)	−	(1,715)
Other taxes	(339)	(308)	(118)	(12)	(243)	(611)	−	(1,631)
Other income and expenses, net	(3,942)	(1,469)	(730)	7	1,038	(10,296)	(28)	(15,420)
Operating income (loss)	53,305	15,625	62	(17)	2,328	(15,645)	(4,158)	51,500
Net finance income (expense)	−	−	−	−	−	(15,734)	−	(15,734)
Share of earnings in equity-accounted investments	266	1,284	269	(13)	(8)	(2)	−	1,796
Income (loss) before income taxes	53,571	16,909	331	(30)	2,320	(31,381)	(4,158)	37,562
Income taxes	(18,123)	(5,313)	(21)	6	(792)	8,987	1,414	(13,842)
Net income (loss)	35,448	11,596	310	(24)	1,528	(22,394)	(2,744)	23,720
Net income (loss) attributable to:
Shareholders of Petrobras	35,462	11,725	(56)	(24)	1,105	(21,791)	(2,744)	23,677
Non-controlling interests	(14)	(129)	366	−	423	(603)	−	43
	35,448	11,596	310	(24)	1,528	(22,394)	(2,744)	23,720

Consolidated Income Statement by Segment – 9M-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	97,583	157,846	28,093	495	63,914	−	(140,748)	207,183
Intersegments	94,352	37,962	6,992	469	973	−	(140,748)	−
Third parties	3,231	119,884	21,101	26	62,941	−	−	207,183
Cost of sales	(65,281)	(137,548)	(20,224)	(519)	(59,177)	−	141,958	(140,791)
Gross profit	32,302	20,298	7,869	(24)	4,737	−	1,210	66,392
Expenses	(8,950)	(6,821)	1,646	(34)	(2,902)	(12,463)	170	(29,354)
Selling expenses	(310)	(4,143)	(3,946)	(5)	(2,383)	81	190	(10,516)
General and administrative expenses	(764)	(1,096)	(411)	(58)	(647)	(4,002)	(1)	(6,979)
Exploration costs	(1,570)	−	−	−	−	−	−	(1,570)
Research and development expenses	(796)	(27)	(69)	−	(1)	(418)	−	(1,311)
Other taxes	(229)	(334)	(725)	(18)	(120)	(2,947)	−	(4,373)
Other income and expenses, net	(5,281)	(1,221)	6,797	47	249	(5,177)	(19)	(4,605)
Operating income (loss)	23,352	13,477	9,515	(58)	1,835	(12,463)	1,380	37,038
Net finance income (expense)	−	−	−	−	−	(24,001)	−	(24,001)
Share of earnings in equity-accounted investments	257	1,197	290	(80)	−	1	−	1,665
Income (loss) before income taxes	23,609	14,674	9,805	(138)	1,835	(36,463)	1,380	14,702
Income taxes	(7,940)	(4,583)	(3,235)	20	(624)	7,878	(469)	(8,953)
Net income (loss)	15,669	10,091	6,570	(118)	1,211	(28,585)	911	5,749
Net income (loss) attributable to:
Shareholders of Petrobras	15,625	10,173	6,289	(118)	1,211	(29,060)	911	5,031
Non-controlling interests	44	(82)	281	−	−	475	−	718
	15,669	10,091	6,570	(118)	1,211	(28,585)	911	5,749

Consolidated Income Statement by Segment –3Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	51,813	76,289	13,518	236	27,611	−	(71,207)	98,260
Intersegments	49,305	18,277	3,081	223	321	−	(71,207)	−
Third parties	2,508	58,012	10,437	13	27,290	−	−	98,260
Cost of sales	(28,159)	(68,601)	(11,270)	(220)	(26,030)	−	70,664	(63,616)
Gross profit	23,654	7,688	2,248	16	1,581	−	(543)	34,644
Expenses	(5,357)	(3,099)	(3,589)	(24)	(64)	(5,460)	(32)	(17,625)
Selling expenses	(86)	(1,672)	(3,312)	(2)	(815)	13	(25)	(5,899)
General and administrative expenses	(210)	(337)	(168)	(19)	(204)	(1,276)	1	(2,213)
Exploration costs	(412)	−	−	−	−	−	−	(412)
Research and development expenses	(434)	(11)	(30)	−	(2)	(150)	−	(627)
Other taxes	(147)	(103)	(33)	(4)	(205)	(299)	−	(791)
Other income and expenses, net	(4,068)	(976)	(46)	1	1,162	(3,748)	(8)	(7,683)
Operating income (loss)	18,297	4,589	(1,341)	(8)	1,517	(5,460)	(575)	17,019
Net finance income (expense)	−	−	−	−	−	(5,841)	−	(5,841)
Share of earnings in equity-accounted investments	253	537	179	19	(8)	(5)	−	975
Income (loss) before income taxes	18,550	5,126	(1,162)	11	1,509	(11,306)	(575)	12,153
Income taxes	(6,220)	(1,561)	456	3	(516)	2,394	195	(5,249)
Net income (loss)	12,330	3,565	(706)	14	993	(8,912)	(380)	6,904
Net income (loss) attributable to:
Shareholders of Petrobras	12,334	3,410	(808)	14	712	(8,638)	(380)	6,644
Non-controlling interests	(4)	155	102	−	281	(274)	−	260
	12,330	3,565	(706)	14	993	(8,912)	(380)	6,904

Consolidated Income Statement by Segment – 2Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	48,250	65,431	10,398	214	24,674	−	(64,572)	84,395
Intersegments	46,363	14,693	3,005	201	310	−	(64,572)	−
Third parties	1,887	50,738	7,393	13	24,364	−	−	84,395
Cost of sales	(27,415)	(56,246)	(7,642)	(197)	(23,301)	−	62,029	(52,772)
Gross profit	20,835	9,185	2,756	17	1,373	−	(2,543)	31,623
Expenses	(3,297)	(1,953)	(2,144)	(18)	(1,104)	(6,404)	(37)	(14,957)
Selling expenses	(72)	(1,472)	(1,847)	(2)	(805)	(527)	(23)	(4,748)
General and administrative expenses	(206)	(346)	(110)	(19)	(210)	(1,313)	(2)	(2,206)
Exploration costs	(584)	−	−	−	−	−	−	(584)
Research and development expenses	(423)	(9)	(20)	−	−	(141)	−	(593)
Other taxes	(28)	(125)	(50)	(4)	(16)	(136)	−	(359)
Other income and expenses, net	(1,984)	(1)	(117)	7	(73)	(4,287)	(12)	(6,467)
Operating income (loss)	17,538	7,232	612	(1)	269	(6,404)	(2,580)	16,666
Net finance income (expense)	−	−	−	−	−	(2,647)	−	(2,647)
Share of earnings in equity-accounted investments	12	307	15	(27)	−	3	−	310
Income (loss) before income taxes	17,550	7,539	627	(28)	269	(9,048)	(2,580)	14,329
Income taxes	(5,963)	(2,459)	(208)	1	(92)	3,206	877	(4,638)
Net income (loss)	11,587	5,080	419	(27)	177	(5,842)	(1,703)	9,691
Net income (loss) attributable to:
Shareholders of Petrobras	11,592	5,259	271	(27)	122	(5,442)	(1,703)	10,072
Non-controlling interests	(5)	(179)	148	−	55	(400)	−	(381)
	11,587	5,080	419	(27)	177	(5,842)	(1,703)	9,691

Other Income (Expenses) by Segment – 9M-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(4,054)	−	(4,054)
Agreement with American Authorities	−	−	−	−	−	(3,536)	−	(3,536)
Unscheduled stoppages and pre-operating expenses	(2,945)	(69)	(314)	−	−	(7)	−	(3,335)
(Losses)/gains on legal, administrative and arbitral proceedings	(475)	(361)	(491)	(4)	1,043	(2,236)	−	(2,524)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(2,129)	−	(2,129)
Profit Share	(594)	(367)	(64)	(3)	(67)	(477)	−	(1,572)
Impairment of assets	(1,482)	174	(74)	−	−	−	−	(1,382)
Careers and remuneration plan	(546)	(205)	(41)	−	−	(348)	−	(1,140)
Institutional relations and cultural projects	(2)	(5)	−	−	(94)	(389)	−	(490)
Operating expenses with thermoeletric plants	−	−	(245)	−	−	−	−	(245)
Expenses with Health, safety and environment	(71)	(34)	(3)	−	(1)	(73)	−	(182)
Provision for doubtful receivables	11	(298)	25	(1)	−	163	−	(100)
Voluntary Separation Incentive Plan - PIDV	1	3	1	−	(16)	1	−	(10)
Government Grants	12	12	178	9	−	−	−	211
Ship/Take or Pay Agreements with Gas Distributors	10	102	92	−	26	6	−	236
(Expenditures)/reimbursements from operations in E&P partnerships	809	−	−	−	−	−	−	809
Reimbursment of expenses regarding "Car Wash" operation	−	1	−	−	−	1,735	−	1,736
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	1,834	(161)	(71)	−	26	245	−	1,873
Others	(504)	(261)	277	6	121	803	(28)	414
	(3,942)	(1,469)	(730)	7	1,038	(10,296)	(28)	(15,420)

Other Income (Expenses) by Segment – 9M-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(4,587)	−	(4,587)
Agreement with American Authorities	−	−	−	−	−	−	−	−
Unscheduled stoppages and pre-operating expenses	(3,457)	(95)	(238)	−	−	(3)	−	(3,793)
(Losses)/gains on legal, administrative and arbitral proceedings	(1,339)	(432)	(465)	(2)	(104)	(370)	−	(2,712)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	−	−	−
Profit Share	(110)	(70)	(11)	−	(17)	(106)	−	(314)
Impairment of assets	−	(112)	(239)	−	−	−	−	(351)
Careers and remuneration plan	−	−	−	−	−	−	−	−
Institutional relations and cultural projects	(2)	(5)	−	−	(100)	(376)	−	(483)
Operating expenses with thermoeletric plants	−	−	(178)	−	−	−	−	(178)
Expenses with Health, safety and environment	(29)	(17)	(7)	−	(1)	(105)	−	(159)
Provision for doubtful receivables	(1,505)	(24)	(1)	−	−	(60)	−	(1,590)
Voluntary Separation Incentive Plan - PIDV	168	(40)	137	−	143	348	−	756
Government Grants	13	31	170	9	−	−	−	223
Ship/Take or Pay Agreements with Gas Distributors	2	152	1,183	−	19	−	−	1,356
(Expenditures)/reimbursements from operations in E&P partnerships	863	−	−	−	−	−	−	863
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	154	−	154
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects*	(601)	(408)	6,252	9	33	(16)	−	5,269
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(116)	−	(116)
Remeasurement of remaining interests at fair value	−	−	698	−	−	−	−	698
Others	716	(201)	(504)	31	276	60	(19)	359
	(5,281)	(1,221)	6,797	47	249	(5,177)	(19)	(4,605)

* In 2018, includes basically the results with divestments. In 2017, includes basically returned areas, cancelled projects and the gain with NTS divestment.

Other Income (Expenses) by Segment – 3Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(1,352)	−	(1,352)
Agreement with American Authorities	−	−	−	−	−	(3,536)	−	(3,536)
Unscheduled stoppages and pre-operating expenses	(1,412)	(26)	(122)	−	−	(3)	−	(1,563)
(Losses)/gains on legal, administrative and arbitral proceedings	(218)	(130)	(64)	(3)	1,210	(411)	−	384
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(172)	−	(172)
Profit share	(124)	(142)	(25)	(3)	(67)	(111)	−	(472)
Impairment of assets	(1,483)	(9)	(9)	−	−	−	−	(1,501)
Careers and remuneration plan	(546)	(205)	(41)	−	−	(348)	−	(1,140)
Institutional relations and cultural projects	(1)	(1)	−	−	(55)	(148)	−	(205)
Operating expenses with thermoeletric plants	−	−	(73)	−	−	−	−	(73)
Expenditures on Safety, Environment and Health	(15)	(7)	(1)	−	−	(23)	−	(46)
Provision for doubtful receivables	3	(242)	(1)	(1)	−	221	−	(20)
Voluntary Separation Incentive Plan - PIDV	2	−	1	−	−	(1)	−	2
Government grants	4	5	58	3	−	−	−	70
Ship/Take or Pay Agreements with Gas Distributors	2	72	71	−	12	1	−	158
(Expenditures)/reimbursements from operations in E&P partnerships	342	−	−	−	−	−	−	342
Reimbursment of expenses regarding "Car Wash" operation	−	1	−	−	−	1,734	−	1,735
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(210)	(160)	(61)	−	16	165	−	(250)
Others	(412)	(132)	221	5	46	236	(8)	(44)
	(4,068)	(976)	(46)	1	1,162	(3,748)	(8)	(7,683)

Other Income (Expenses) by Segment – 2Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	(1,351)	−	(1,351)
Agreement with American Authorities	−	−	−	−	−	−	−	−
Unscheduled stoppages and pre-operating expenses	(881)	(24)	(90)	−	−	(2)	−	(997)
(Losses)/gains on legal, administrative and arbitral proceedings	(177)	(68)	(46)	(1)	(89)	(1,255)	−	(1,636)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(1,252)	−	(1,252)
Profit share	(278)	(132)	(22)	−	−	(217)	−	(649)
Impairment of assets	1	240	(64)	−	−	−	−	177
Careers and remuneration plan	−	−	−	−	−	−	−	−
Institutional relations and cultural projects	(1)	(2)	−	−	(31)	(138)	−	(172)
Operating expenses with thermoeletric plants	−	−	(90)	−	−	−	−	(90)
Expenditures on Safety, Environment and Health	(16)	(13)	(1)	−	(1)	(25)	−	(56)
Provision for doubtful receivables	14	(54)	22	−	−	(40)	−	(58)
Voluntary Separation Incentive Plan - PIDV	1	2	−	−	6	2	−	11
Government grants	5	3	52	3	−	−	−	63
Ship/Take or Pay Agreements with Gas Distributors	1	48	17	−	13	(14)	−	65
(Expenditures)/reimbursements from operations in E&P partnerships	286	−	−	−	−	−	−	286
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	−	−	−
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(1,040)	1	(34)	−	9	(74)	−	(1,138)
Others	101	(2)	139	5	20	79	(12)	330
	(1,984)	(1)	(117)	7	(73)	(4,287)	(12)	(6,467)

Consolidated Assets by Segment – 09.30.2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	507,532	182,698	60,041	676	20,799	112,414	(17,404)	866,756
Current assets	15,673	55,040	8,166	220	10,870	77,645	(17,413)	150,201
Non-current assets	491,859	127,658	51,875	456	9,929	34,769	9	716,555
Long-term receivables	30,158	12,122	4,035	9	3,338	31,752	162	81,576
Investments	5,016	5,201	2,998	164	−	17	−	13,396
Property, plant and equipment	448,659	109,665	43,911	283	5,841	2,522	(153)	610,728
Operating assets	345,316	95,678	34,203	276	5,047	1,666	(153)	482,033
Assets under construction	103,343	13,987	9,708	7	794	856	−	128,695
Intangible assets	8,026	670	931	−	750	478	−	10,855

Consolidated Assets by Segment – 12.31.2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	478,400	168,927	61,383	626	20,246	121,554	(19,621)	831,515
Current assets	25,056	41,912	5,992	213	9,795	90,878	(17,937)	155,909
Non-current assets	453,344	127,015	55,391	413	10,451	30,676	(1,684)	675,606
Long-term receivables	25,206	11,014	7,924	12	3,553	24,772	(1,526)	70,955
Investments	4,727	4,937	2,747	108	16	19	−	12,554
Property, plant and equipment	418,421	110,488	43,767	293	6,158	5,388	(158)	584,357
Operating assets	302,308	96,652	34,999	280	5,300	4,320	(158)	443,701
Assets under construction	116,113	13,836	8,768	13	858	1,068	−	140,656
Intangible assets	4,990	576	953	−	724	497	−	7,740

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 9M-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	35,448	11,596	310	(24)	1,528	(22,394)	(2,744)	23,720
Net finance income (expense)	−	−	−	−	−	15,734	−	15,734
Income taxes	18,123	5,313	21	(6)	792	(8,987)	(1,414)	13,842
Depreciation, depletion and amortization	24,499	5,781	1,732	13	343	352	−	32,720
EBITDA	78,070	22,690	2,063	(17)	2,663	(15,295)	(4,158)	86,016
Share of earnings in equity-accounted investments	(266)	(1,284)	(269)	13	8	2	−	(1,796)
Impairment losses / (reversals)	1,482	(174)	74	−	−	−	−	1,382
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	1,962	−	1,962
Gains / (losses) on disposal / write-offs of assets**	(1,834)	161	71	−	(26)	(245)	−	(1,873)
Adjusted EBITDA*	77,452	21,393	1,939	(4)	2,645	(13,576)	(4,158)	85,691

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 9M-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	15,669	10,091	6,570	(118)	1,211	(28,585)	911	5,749
Net finance income (expense)	−	−	−	−	−	24,001	−	24,001
Income taxes	7,940	4,583	3,235	(20)	624	(7,878)	469	8,953
Depreciation, depletion and amortization	23,482	5,810	1,924	12	382	423	−	32,033
EBITDA	47,091	20,484	11,729	(126)	2,217	(12,039)	1,380	70,736
Share of earnings in equity-accounted investments	(257)	(1,197)	(290)	80	−	(1)	−	(1,665)
Impairment losses / (reversals)	−	112	239	−	−	−	−	351
Realization of cumulative translation adjustment	−	−	−	−	−	116	−	116
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets**	601	408	(6,950)	(9)	(33)	16	−	(5,967)
Adjusted EBITDA*	47,435	19,807	4,728	(55)	2,184	(11,908)	1,380	63,571

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 3Q-2018

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	12,330	3,565	(706)	14	993	(8,912)	(380)	6,904
Net finance income (expense)	−	−	−	−	−	5,841	−	5,841
Income taxes	6,220	1,561	(456)	(3)	516	(2,394)	(195)	5,249
Depreciation, depletion and amortization	7,947	1,932	597	3	106	115	−	10,700
EBITDA	26,497	7,058	(565)	14	1,615	(5,350)	(575)	28,694
Share of earnings in equity-accounted investments	(253)	(537)	(179)	(19)	8	5	−	(975)
Impairment losses / (reversals)	1,483	9	9	−	−	−	−	1,501
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	386	−	386
Gains / (losses) on disposal / write-offs of assets**	210	160	61	−	(16)	(165)	−	250
Adjusted EBITDA*	27,937	6,690	(674)	(5)	1,607	(5,124)	(575)	29,856

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q-2018

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	11,587	5,080	419	(27)	177	(5,842)	(1,703)	9,691
Net finance income (expense)	−	−	−	−	−	2,647	−	2,647
Income taxes	5,963	2,459	208	(1)	92	(3,206)	(877)	4,638
Depreciation, depletion and amortization	8,279	1,852	587	6	118	121	−	10,963
EBITDA	25,829	9,391	1,214	(22)	387	(6,280)	(2,580)	27,939
Share of earnings in equity-accounted investments	(12)	(307)	(15)	27	−	(3)	−	(310)
Impairment losses / (reversals)	(1)	(240)	64	−	−	−	−	(177)
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	1,477	−	1,477
Gains / (losses) on disposal / write-offs of assets**	1,040	(1)	34	−	(9)	74	−	1,138
Adjusted EBITDA*	26,856	8,843	1,297	5	378	(4,732)	(2,580)	30,067

* See definitions of Adjusted EBITDA in glossary.

** Includes the accounts of gains / losses on disposal of assets and gains / losses at remeasurement of remaining interests at fair value.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets and, exchange variation effect on relevant contingencies in foreign currency. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA Margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin – Gross profit over sales revenues.

Jet fuel –Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies,. however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG – Liquified natural gas.

LPG – Liquified crude oil gas.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. LTM Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our liquidity.

LTM OCF – Sum of last 12 months (Last Twelve Months) of OCF and represents the most directly comparable measure in relation to the LTM Adjusted EBITDA.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment- Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.  On September 30th, 2018, the presentation related to the business segment information reflects management’s assessment related to the performance and the business resources allocation.

Net Margin – Net income (loss) over sales revenues.

NGL – Natural gas liquids.

OCF - Net Cash provided by (used in) operating activities (operating cash flow).

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - operating income (loss) over sales revenues.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total feedstock processed – Volume of crude oil processed abrod in destilation units in the refineries, plus the volume of intermediate products acuired from third parties and used as cargo in other refining units.

Total Capital Expenditures and Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Rafael Salvador Grisolia

______________________________

Rafael Salvador Grisolia

Chief Financial Officer and Investor Relations Officer